FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 2

Businesses outlined for disposal

Appendix 2 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of RBS Insurance, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

The sale of the Group's UK branch-based businesses to Santander UK plc continues to make good progress. Due to the complex nature of the process required to separate the divesting branches and associated assets, and the desire to minimise customer disruption, the transaction is now expected to complete in the second half of 2012, subject to regulatory approvals and other conditions.

Preparations for the disposal of RBS Insurance, by way of public flotation or a trade sale, targeted for the second half of 2012 continue. External advisors were appointed during Q4 2010 and the process of separation is proceeding on plan. In the meantime, the business continues to be managed and reported as a separate core division.

The table below shows Total income and Operating profit of RBS Insurance, and the UK branch-based businesses.

	Total income		Operating profit/(loss) before impairments		Operating profit/(loss)
	H1 2011	FY 2010	H1 2011	FY 2010	H1 2011	FY 2010
	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	2,116	4,369	206	(295)	206	(295)
UK branch-based businesses (2)	472	902	248	439	185	160

Total	2,588	5,271	454	144	391	(135)

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	12.7	12.4	4.2	4.0
UK branch-based businesses (2)	11.5	13.2	19.6	19.9	1.0	1.2

Total	11.5	13.2	32.3	32.3	5.2	5.2

Notes:
(1)
As reported in the Interim Results for the half year ended 30 June 2011 and Annual Results for the year ended 31 December 2010 and excluding non-core business. Estimated capital includes approximately £1.0 billion of goodwill.

(2)	Estimated notional equity based on 9% of RWAs.

Appendix 2 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	H1 2011	FY 2010
	£m	£m	£m	£m

Income statement
Net interest income	146	200	346	656
Non-interest income	50	76	126	246

Total income	196	276	472	902

Direct expenses
- staff	(39)	(43)	(82)	(176)
- other	(47)	(35)	(82)	(144)
Indirect expenses	(37)	(23)	(60)	(143)

	(123)	(101)	(224)	(463)

Operating profit before impairment losses	73	175	248	439
Impairment losses (1)	(39)	(24)	(63)	(279)

Operating profit	34	151	185	160

Analysis of income by product
Loans and advances	69	174	243	445
Deposits	53	77	130	261
Mortgages	65	-	65	120
Other	9	25	34	76

Total income	196	276	472	902

Net interest margin	4.61%	3.07%	3.57%	3.24%
Employee numbers (full time equivalents rounded to the nearest hundred)	3,000	1,600	4,600	4,400

Note:
(1)	Q1 2011 impairment losses benefitted from £54 million of latent and other provision releases.

	Division			Total
	UK Retail	UK Corporate	Global Banking & Markets	30 June 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	6.6	13.0	-	19.6	19.9
Loans and advances to customers (gross)	6.9	13.4	-	20.3	20.7
Customer deposits	8.8	14.9	-	23.7	24.0
Derivative assets	-	-	0.4	0.4	n/a
Derivative liabilities	-	-	0.1	0.1	n/a
Risk elements in lending	0.5	1.1	-	1.6	1.7
Loan:deposit ratio	79%	90%	-	86%	86%
Risk-weighted assets	3.3	8.2	-	11.5	13.2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary